[Letterhead of Cravath, Swaine & Moore LLP]

July 15, 2015

Via EDGAR and by Courier

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Olin Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed June 22, 2015

File No. 333-203990

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed June 22, 2015

File No. 001-01070

Dear Ms. Long:

Olin Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 filed on May 8, 2015 (File No. 333-203990) (the “Registration Statement”) and Amendment No. 2 (the “Amended Proxy Statement”) to its Preliminary Proxy Statement on Schedule 14A filed on May 8, 2015 (File No. 001-01070) (the “Proxy Statement”) that incorporate the changes made in response to the comments of the staff of the Commission (the “Staff”), as well as certain other updated information. This letter, together with Amendment No. 2 and the Amended Proxy Statement, provides the Company’s responses to the comments contained in your letter dated July 2, 2015 (the “Comment Letter”), relating to the Registration Statement and the Proxy Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 and the Amended Proxy Statement, as applicable, of the requested disclosure or revised disclosure. Where requested, supplemental information will be provided under separate cover. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2 and the Amended Proxy Statement, as applicable.

Four clean copies of Amendment No. 2 and the Amended Proxy Statement, and four copies that are marked to show changes from the previously filed Amendment No. 1 to the Registration Statement and the previously filed Amendment No. 1 to the Proxy Statement, as applicable, are enclosed for your convenience with four copies of this letter. Page references in the Company’s responses are to pages in Amendment No. 2 and the Amended Proxy Statement, as applicable.

* * *

Amendment No. 1 to form S-4 filed June 22, 2015

Prospectus Cover Page

1.	We note your response to comment 33. Please limit your cover page to one page, as contemplated by Item 501 of Regulation S-K. Note that in order to improve the clarity of the information on this page, we believe that you should significantly revise the information that you have provided here to focus on information that is required by Item 503 of Regulation S-K and information that is key to an investment decision.

The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus included in Amendment No. 2 in response to the Staff’s comment.

This Exchange Offer, page 65

2.	We note the following disclosure: “Stated another way, subject to the upper limit described below, for each $1.00 of TDCC common stock accepted in this exchange offer, you will receive approximately $ of Splitco common stock.” Please advise why you refer to Splitco common stock, given that Splitco common stock will only have a dollar value with reference to the value of the underlying Olin common stock, and Splitco common stock will represent nothing more than a right to obtain Olin common stock.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure refers to the dollar amount of Splitco common stock to be received for each $1.00 of TDCC common stock for two reasons. First, Splitco common stock is, in fact, the consideration TDCC is offering in the exchange offer. TDCC owns no common stock of Olin and when it accepts shares of TDCC common stock in the exchange offer, it will be delivering 100,000,000 shares of Splitco common stock to the exchange agent in settlement of its obligations under the exchange offer. The receipt of Olin common stock is the result of the subsequent closing of the merger of Splitco and Olin. Second, we believe that the reference to Splitco common stock is more accurate, because the dollar value of Olin common stock to be received in the merger step may be reduced by cash amounts paid in lieu of fractional shares.

The Company believes that Amendment No. 2 makes it clear that the shares of Splitco common stock to be delivered in the exchange offer will be immediately converted into the right to receive shares of Olin common stock in the merger. However, in the interest of clarity, the Company has supplemented its disclosure by adding a sentence at the end of the referenced paragraph on page 65 of Amendment No. 2 to clarify this point and refer to the disclosure under “Exchange of Shares of TDCC Common Stock.”

3.	Please disclose a separate final calculated per-share value for Olin common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 65 and corresponding revisions included elsewhere in Amendment No. 2 to include the requested information.

Upper Limit, page 65

4.	We note the supplemental disclosure stating “This limit was calculated based on a 20 percent discount for shares of Splitco common stock based on the average of the daily VWAPs of TDCC common stock and Olin common stock on June 12, 2015, June 15, 2015, and June 16, 2015 (the last three trading days before the commencement of this exchange offer).” Please clarify this disclosure by disclosing the actual daily VWAPs and briefly describing how those figures translated into a 20% discount and the upper limit.

In response to the Staff’s comment, the Company has revised its disclosure on page 66 and corresponding revisions included elsewhere in Amendment No. 2 to include the requested information.

5.	Disclosure states that “TDCC set this upper limit to ensure that an unusual or unexpected drop in the trading price of Olin common stock, relative to the trading price of TDCC common stock, would not result in an unduly high number of shares of Splitco common stock being exchanged for each share of TDCC common stock accepted in this exchange offer.” Given that the number of shares to be issued by Olin in the merger is fixed, and, absent the upper limit, the calculated value ratio to tendering TDCC stockholders would also be fixed, the upper limit does not appear designed to limit dilution of the Olin stockholders, nor to limit a large increase in value accruing to tendering holders. Furthermore, proration would appear to address any corresponding decrease in the number of shares of TDCC that could be accepted in the exchange offer. Please revise this disclosure to clarify the specific harm that the upper limit is designed to prevent.

The Company acknowledges the Staff’s comment and confirms that the upper limit is not intended to limit dilution of Olin shareholders or to prevent a large increase in value accruing to tendering holders. The Company respectfully advises the Staff, however, that while pro-ration will address any possible decrease in the number of tendering TDCC shareholders who might participate in the exchange offer, it would not address a decrease in the absolute number of shares of TDCC common stock that could be accepted in the exchange offer based on the value ratio determined at launch. The upper limit is designed to address this point – namely to avoid a situation where an unexpected move in the per-share values of TDCC and Olin common stock leads to a significant reduction of the benefits of the exchange offer to TDCC and its continuing shareholders as a result of a much smaller number of outstanding shares being repurchased. In response to the Staff’s comment, the Company has added disclosure in the referenced sentence and on page 66 of Amendment No. 2 and has made corresponding revisions included elsewhere in Amendment No. 2 to clarify this point.

Final Exchange Ratio, page 67

6.	Consider adding columns to the chart appearing in this section for (i) the calculated per share value of Olin common stock and (ii) shares of Olin common stock per share of TDCC common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 and corresponding revisions included elsewhere in Amendment No. 2 to include the requested information.

7.	Please note, if true, that there is a scenario under which tendering TDCC shareholders would receive less than $1.00 in value of Splitco common stock for each $1.00 in value of TDCC common stock accepted in the exchange offer.

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Amendment No. 2 to include the requested information.

Withdrawal Rights, page 77

8.	We note your response to prior comment 30. The disclosure that you cite does not include the date after which tendered securities may be withdrawn, but simply discloses the formula by which security holders can attempt to determine that date. We understand that you may only able to disclose the actual date in the final prospectus, but if that is the case, please confirm that you intend to do so, and that you will calculate it in accordance with Rule 13e-4(a)(3). See Item 1004(a)(1)(vi) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Amendment No. 2 to include the requested information. The Company respectfully advises the Staff that it intends to disclose the actual date after which tendered securities may be withdrawn in the final prospectus, and to calculate such date in accordance with Rule 13e-4(a)(3).

Results of Operations, page 108

9.

We note your response to our comment 50 in our letter dated June 4, 2015. We note your added disclosures discuss various factors contributing to the changes to costs of sales at the consolidated level; they do not quantify the impact of each of those factors so that an investor can better understand how much of the dollar or percentage change of your cost of sales was impacted by those factors. Furthermore, there continues to be a lack of quantification in your discussion as to how the various cost components impacted segment EBITDA. As a result, your EBITDA discussion at the segment level continues to have a lack of disclosure quantifying the increase or decreases in costs impacting each period presented. Given that in many cases the increase or decreases in segment EBITDA are different than the corresponding change in net sales for the year, a robust discussion explaining those differences at the segment level is warranted. As noted as an example in our prior comment, for the period ended December 31, 2014, CAV net sales increased by 4% while EBITDA increased by 184%; however there does not appear to be a robust analysis of the reasons behind this significant increase in EBITDA. For the same period ended December 31, 2014, similar disproportionate trends exist at the Epoxy level whereby Epoxy sales increased by 15% while EBITDA increased by 113%. At the GCO segment, net sales decreased by 4% however EBITDA decreased by 40%. As such, your narrative should include a discussion quantifying the significant components of your costs impacting EBITDA at the segment level, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 108 through 114 of Amendment No. 2 and pages 67 through 73 of the Amended Proxy Statement to include the requested information.

Liquidity and Capital Resources, page 113

10.	We note your response to our comment 52 in our letter dated June 4, 2015. Please update your full contractual obligations table to include all the required maturity categories outlined in Item 303(a)(5) of Regulation S-K. In that regard, we note that you do not include a category for obligations that are less than a year in maturity, as required by that disclosure. Please include the DCP operating leases as disclosed on page F-17 in the less than a year category, as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 116 of Amendment No. 2 and page 75 of the Amended Proxy Statement to include the requested information.

Historical Per Share Data, Market Price and Dividend Data, page 140

11.	Please update your Pro Forma weighted average common shares outstanding – diluted amount for the three months ended March 31, 2015 as it appears to include a clerical error given that the 87.5 million additional Olin shares that will be issued resulting from the transactions should be added to the historical amounts. As such, the pro forma amount should be 166 million shares outstanding instead of the 164.9 million currently reflected.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the pro forma condensed combined statement of operations reported a net loss of $29 million, or $0.18 cents per share, for the three months ended March 31, 2015. The Company referred to the guidance in Accounting Standards Codification (ASC) 260 “Earnings Per Share” (ASC 260) to determine the appropriate computation for earnings per share when the reported results are a loss. Specifically, ASC 260-10-45-19 states that “Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when the entity has a loss from continuing operations…[no] potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists.” Accordingly, for purposes of computing pro forma diluted loss per share, the Company has utilized the same number of weighted average common shares outstanding as are utilized in the computation of pro forma basic loss per share.

In response to the Staff’s comment, the Company has expanded its disclosure on page 136 of Amendment No. 2 and page 94 of the Amended Proxy Statement, to include discussion of the diluted per-share computations.

Note 11. Commitments and Contingent Liabilities, page F-15

12.	We note your response to our comment 63 from our letter dated June 4, 2015. In regards to the JV arbitration proceedings, while we understand that a loss is neither probable nor estimable as those terms are used under ASC 450, it is not apparent from your response whether it is reasonably possible that a loss could be incurred and the amount involved could be material. If so, and consistent with ASC 450-20-50-4(b), please expand your disclosures to state that fact and that such an estimate cannot be made given your statement that the estimation of the loss is not determinable at this time.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the claims and liabilities relating to the Joint Venture arbitration with Samsung are being retained by TDCC, pursuant to the terms of the Separation Agreement, and as such the ultimate gain or loss associated with the arbitration will not impact DCP. The Company has revised its disclosure to include a reference to the Joint Venture arbitration in the legal proceedings disclosure for clarity. See “Information on the Dow Chlorine Products Business—Legal Proceedings” on page 106 of Amendment No. 2 and page 65 of the Amended Proxy Statement. Furthermore, a decision from the arbitration panel is not expected until the first or second quarter of 2016. The arbitration includes claims and counterclaims by both parties with both parties claiming amounts owed to them from the other. To date, there have been no settlement discussions, and due to the complexity of the claims and counterclaims, although it is reasonably possible that a loss or gain could occur, the range of possible outcomes cannot be estimated at this time. Nevertheless, TDCC and the Joint Venture believe the likelihood of a material loss is remote.

The Company has revised the Joint Venture litigation disclosure in Note 10 to include the statements underlined below:

Joint Venture Litigation

On January 11, 2011, the Joint Venture, Samsung Engineering America Inc., and Samsung Engineering Co., Ltd. (“Samsung”) executed an agreement to provide engineering, construction and procurement services for the establishment of a chlor-alkali plant in Freeport (the “2011 EPC Agreement”). The Joint Venture and Samsung are currently in arbitration proceedings pursuant to the dispute resolution clause of the 2011 EPC

Agreement. Due to the complexity of the claims and counterclaims, while it is reasonably possible that a loss or gain could occur, the range of possible outcomes cannot be estimated at this time. Nevertheless, Dow and the Joint Venture believe the likelihood of a material loss is remote.

In addition, the Company has revised the litigation matters disclosure in Note 11 to include the statement underlined below:

Litigation Matters

DCP is party to a number of claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies often provide coverage that will be utilized to minimize the financial impact, if any, of the contingencies. It is the opinion of DCP management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of DCP.

13.	In your response to prior comment 63, you state, “The arbitration proceedings are ongoing and as such, a reasonable estimation of a potential loss, if any, is not determinable at this time.” Please clarify the specific reasons you are unable to develop an estimate of the reasonably possible range of loss while the arbitration is proceeding, based on the facts currently known and outcomes that are reasonably possible.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that TDCC has agreed in the Separation Agreement to retain the JV Entity arbitration with Samsung so that its outcome will not impact DCP. The arbitration includes claims and counterclaims by both parties with both parties claiming amounts owed to them from the other. To date, there have been no settlement discussions, and due to the complexity of the claims and counterclaims, although it is reasonably possible that a loss or gain could occur, the range of possible outcomes cannot be estimated at this time. Nevertheless, TDCC and the Joint Venture believe the likelihood of a material loss is remote. The Company also respectfully refers the Staff to the additional disclosures outlined in the response to comment 12 above.

Undertakings, page II-1

14.	Please provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K and the undertakings required by Item 22(b) and (c) of the Form S-4.

In response to the Staff’s comment, the Company has updated the undertakings on page II-1 of Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed June 22, 2015

Why is Olin proposing to amend the Olin Charter…?, page 10

15.	Disclosure in response to this question and under “Proposal 2” on page 186 indicates that Olin will issue 80,586,207 shares in the Merger, or 87,482,759 shares in the Merger “if there is a Tag Event”. Please update this disclosure to reflect the fact that TDCC has already received notice that the JV Partner exercised its right to transfer its equity interests in the JV Entity to TDCC.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 188 of the Amended Proxy Statement.

The Transaction, page 91

Background of the Transactions, page 95

16.	Please elaborate on why Olin selected JPMorgan to act as its financial advisor on January 16, 2014, as required by Item 1015(b)(3) of Regulation M-A. In particular, please address whether, in making the selection, the Olin board was aware of and considered JPMorgan’s potential conflict of interest given TDCC’s borrowing relationship with JPMorgan’s commercial banking affiliate and James Bell’s service as a board member to both TDCC and JPMorgan Chase.

In response to the Staff’s comment, the Company has supplemented the disclosure on page 148 of Amendment No. 2 and page 104 of the Amended Proxy Statement to describe the reasons why Olin selected JPMorgan to act as its financial advisor.

17.	We note your response to comment 10 of our letter. Please provide us supplementally with any discussion materials prepared by JPMorgan and presented to Olin’s board on December 2, 2014 and February 19, and 20, 2015. We may have additional comments upon review of the materials.

JPMorgan has advised the Company that Latham & Watkins LLP, counsel to JPMorgan, will furnish a copy of the discussion materials provided by JPMorgan to the Company’s board of directors on December 2, 2014 and February 19, and 20, 2015 via hand delivery under separate cover. JPMorgan requests confidential treatment of these materials pursuant to Securities Act Rule 418(b), Exchange Act Rule 12b-4 and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, JPMorgan will respectfully request that those materials be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

Opinion of J.P. Morgan Securities LLC, page 108

18.	Please quantify the total amount of compensation, as well as the amount due upon consummation, that Olin has agreed to pay to JPMorgan for its services in connection with the Merger.

In response to the Staff’s comment, the Company has revised its disclosure on page 126 of the Amended Proxy Statement and page 170 of Amendment No. 2, in each case, to quantify the total amount of the financial advisor’s compensation, as well as the amount due upon consummation of the merger transaction, that the Company has agreed to pay to JPMorgan for its services in connection with the Merger.

***

Please contact George F. Schoen at (212) 474-1740 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ George F. Schoen

George F. Schoen

Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copies to:

Ameen Hamady
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Asia Timmons-Pierce
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

George H. Pain
Senior Vice President, General Counsel and Secretary
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105

Richard Alsop
Counsel, Shearman & Sterling LLP, Counsel to The Dow Chemical Company
559 Lexington Avenue
New York, New York 10022

Annex A

The undersigned hereby acknowledges on behalf of Olin Corporation that in connection with the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 15, 2015

OLIN CORPORATION,

by

/s/ George H. Pain
George H. Pain Senior Vice President, General Counsel and Secretary